Exhibit 23.3

May 6, 2024

Ostin Technology Group Co., Ltd.

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

Re: Consent of People’s Republic of China Counsel

Dear Sirs,

We consent to the reference to our firm in the Prospectus of Ostin Technology Group Co., Ltd. on Form F-3 (the “Prospectus”), which is filed with the U.S. Securities and Exchange Commission on the date hereof. We also consent to the filing of this consent letter with the U.S. Securities and Exchange Commission as an exhibit to the Prospectus.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ King & Wood Mallesons
King & Wood Mallesons